SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
________________

ELBIT VISION SYSTEMS LTD.

 (Translation of Registrant's name into English)
________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Elbit Vision Systems Ltd. (OTC:EVSNF) (the “Company”), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, annonced today, following the Company's announcement dated January 30, 2017 according to which the reverse share split of the Company's ordinary shares is scheduled to become effective as of the close of business on Friday, March 24, 2017 such that the Company's ordinary shares will commence trading on a split-adjusted basis when the market opens on Monday, March 27, 2017, that the new CUSIP number for the ordinary shares of the Company following said reverse share split will be M37576135.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.
(Registrant)

/s/ Yaron Menashe
Yaron Menashe
Date: March 23, 2017	Chief Financial Officer